July 16, 2009

Jeffrey M. Peek
Chairman and Chief Executive Officer
CIT Group Inc.
505 Fifth Avenue
New York, New York 10017

>   **Re: CIT Group Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 1-31369**
>   **Response Letter Dated July 10, 2009**

Dear Mr. Peek:

We refer you to our comment letter dated June 25, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Todd Schiffman
       Assistant Director
       Division of Corporation Finance